EXHIBIT 99.2

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2024 AND 2023

(Expressed in thousands of Canadian Dollars)

Northern Dynasty Minerals Ltd.
Consolidated Financial Statements

Table of Contents	Page

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 1208)

Opinion on the Financial Statements	3-5

Opinion on Internal Control over Financial Reporting	6

Consolidated Statements of Financial Position	7

Consolidated Statements of Comprehensive Loss	8

Consolidated Statements of Cash Flows	9

Consolidated Statements of Changes in Equity	10

Notes to the Consolidated Financial Statements	11-42

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Northern Dynasty Minerals Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Northern Dynasty Minerals Ltd. and subsidiaries (the "Company") as at December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, cash flows, and changes in equity, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a consolidated net loss of $33 million during the year ended December 31, 2024, and, as of that date, the Company’s consolidated deficit was $729 million. These conditions, along with other matters set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Mineral property, plant and equipment – Assessment of Whether Indicators of Impairment Exist – Refer to Notes 1 and 2(r) to the financial statements

Critical Audit Matter Description

At the end of each reporting period, the carrying amounts of the Company’s non‐financial assets are reviewed to determine whether there is any indication that these assets are impaired. The Company holds the rights to the Pebble exploration stage mineral property (the “Pebble Project”). In 2020, the US Army Corps of Engineers (“USACE”) issued a negative Record of Decision (the “ROD”) on the Pebble Partnership’s permit application for the Pebble Project. The Company submitted its request for appeal of the ROD with the USACE Pacific Ocean Division on January 19, 2021, which was remanded back to USACE Alaska District on April 24, 2023. On January 30, 2023, the Environment Protection Agency (“EPA”) issued its final determination imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit (the “Final Determination”). On March 15, 2024, the Company announced that it had filed two separate actions in the US federal courts challenging the Final Determination, including the EPA case and the takings case. In April 2024, the USACE Alaska District (the “District”) determined not to engage in the remand process and issued a further record of decision to deny the permit. On August 19, 2024, USACE was added as another defendant to the EPA case. Taking into consideration the outcome of the Final Determination challenge, the Company’s options in the event the ROD appeal is successful or unsuccessful, and the Company’s market capitalization as at December 31, 2024, the Company concluded there were no indicators of impairment on the Pebble Project as at December 31, 2024.

While there are several factors that must be considered to determine whether or not an indicator of impairment exists for the Pebble Project, the judgments associated with the Company’s ability to develop the Pebble Project including the options to obtain federal and state permits, the outcome of the Final Determination challenge and the considerations of the Company’s market capitalization excess are the most subjective factors. Auditing these judgments required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of management’s assessment of indicators of impairment of whether there were events or change in circumstances that may suggest that the carrying amount of the Pebble Project is impaired included the following, among others:

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•

Evaluated the effectiveness of controls over management’s assessment of indicators of impairment relating to the Pebble Project, including the identification of events or changes in circumstances that may suggest that the carrying amount of the Pebble Project is impaired.

•

Evaluated the reasonableness of the Company’s ability and options to obtain federal and state permits to develop the Pebble Project, including consideration of the outcome of the Final Determination challenge by:

	o	Evaluating regulatory developments relating to federal and state permitting processes and the impact on the Company’s ability to continue to explore and develop the Pebble Project.

o

Evaluating the reasonableness of management’s assessment of potential alternatives for the future permitting and development of the Pebble Project by having discussions with the Company’s internal legal counsel and reviewing legal opinion provided by the Company’s external counsel.

o

Read internal communications to management and the board of directors, external communications by management to analysts and investors, and other publicly available information to evaluate whether there was evidence of indicators of impairment that contradicted management’s assessment.

•	Evaluated the reasonableness of management’s considerations of the excess of the Company’s market capitalization compared to its asset carrying value in its assessment of impairment indicators.

Convertible Notes – Valuation of Embedded Conversion Features – Refer to Notes 1, 2(r) and 7 to the financial statements

Critical Audit Matter Description

The Company has convertible notes which in addition to the host notes contain a conversion feature, a change of control option and a redemption option that are recorded as derivatives (the “derivative on convertible notes”). Management used a binomial option pricing model with formulae based on the Cox-Ross-Rubenstein approach with consideration of the intrinsic value (the “valuation model”) to estimate the fair value of derivative on convertible notes.

Auditing the fair value of the derivative on convertible notes, including the selection of an appropriate valuation model, required an increased extent of audit effort including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of the derivative on convertible notes, including the selection of an appropriate valuation model, included the following, among others:

•

With the assistance of fair value specialists, assessed the valuation model selected to determine the fair value of the derivative on convertible notes was appropriate and developed an independent estimate of the derivative on convertible notes and compared it to the fair value recorded.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 27, 2025

We have served as the Company's auditor since 2009.

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Northern Dynasty Minerals Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company") as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2024 of the Company and our report dated March 27, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 27, 2025

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2024	2023

ASSETS

Non-current assets
Restricted Cash	5(b)	$984	$872
Mineral property, plant and equipment	3	118,126	121,851
Total non-current assets		119,110	122,723

Current assets
Receivable from related party	8	-	17
Amounts receivable and prepaid expenses	4	1,908	2,908
Cash and cash equivalents	5(a)	16,142	18,200
Total current assets		18,050	21,125

Total Assets		$137,160	$143,848

EQUITY

Capital and reserves
Share capital	6	$702,755	$702,950
Reserves	6	127,312	117,292
Deficit		(732,870)	(696,958)
Total equity		97,197	123,284

LIABILITIES

Non-current liabilities
Trade and other payables	9	548	338
Total non-current liabilities		548	338

Current liabilities
Convertible notes liability	7	2,750	2,197
Derivative on convertible notes	7	35,305	16,687
Payables to related parties	8	267	287
Trade and other payables	9	1,093	1,055
Total current liabilities		39,415	20,226

Total liabilities		39,963	20,564

Total Equity and Liabilities		$137,160	$143,848

Nature and continuance of operations (note 1)
Commitments and contingencies (note 15)
Events after the reporting period (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2024	2023

Expenses
Exploration and evaluation expenses	10,11	$5,650	$7,729
General and administrative expenses	10,11	9,192	10,161
Legal, accounting and audit	10	3,469	3,389
Share-based compensation	6(d),(e)	27	1,068
Loss from operating activities		18,338	22,347
Foreign exchange (gain) loss		(836)	149
Interest income		(860)	(270)
Finance expense		824	81
Other income		-	(22)
Loss (gain) on change in fair value of convertible notes derivative	7	18,618	(1,179)
Net loss before tax		$36,084	$21,106
Income tax expense (recovery)		65	(110)
Net loss		$36,149	$20,996

Other comprehensive (income) loss
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(f)	(10,012)	2,858
Other comprehensive (income) loss		$(10,012)	$2,858

Total comprehensive loss		$26,137	$23,854

Basic and diluted loss per share	12	$0.07	$0.04

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2024	2023

Operating activities
Net loss		$(36,149)	$(20,996)
Non-cash or non operating items
Depreciation	3	162	164
Interest income		(860)	(270)
Loss (gain) on change in fair value of convertible notes derivative	7	18,618	(1,179)
Share-based compensation		27	1,068
Unrealized exchange (gain) loss		(298)	109
Changes in working capital items
Amounts receivable and prepaid expenses		1,006	(242)
Amounts receivable from related party		17	(17)
Trade and other payables		345	(799)
Payables to related parties		(13)	52
Net cash used in operating activities		(17,145)	(22,110)

Investing activities
Disposal of plant and equipment		-	1
Proceeds from royalty transaction on mineral property interest	3	13,826	2,761
Interest received on cash and cash equivalents		768	186
Net cash from investing activities		14,594	2,948

Financing activities
Proceeds from private placement of units	6(b)	-	3,422
Transaction costs on private placement of units	6(b)	-	(37)
Proceeds from the exercise of share purchase options	6(c)-(d)	23	-
Payments of principal portion of lease liabilities	9	(146)	(153)
Proceeds on issue of convertible notes	7	-	20,100
Transaction costs on issue of convertible notes	7	-	(22)
Net cash (used in) from financing activities		(123)	23,310

Net (decrease) increase in cash and cash equivalents		(2,674)	4,148
Effect of exchange rate fluctuations on cash and cash equivalents		616	(121)
Cash and cash equivalents - beginning balance		18,200	14,173

Cash and cash equivalents - ending balance	5(a)	$16,142	$18,200

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign		Share
				settled	currency		purchase
		Number of		share-based	translation	Investment	options and
		shares		compensation	reserve	revaluation	warrants		Total
		(note 6(a))	Amount	reserve	(note 6(f))	reserve	(note 6(c))	Deficit	equity

Balance at January 1, 2023		529,779,388	$700,278	$80,024	$38,091	$(17)	$271	$(675,962)	$142,685
Private placement of units comprising of one share and one warrant, net of transactions costs	6(b)	8,555,000	2,573	-	-	-	812	-	3,385
Shares issued upon redemption of Deferred Share Units	6(e)	143,622	99	(99)	-	-	-	-	-
Share-based compensation	6(d),(e)	-	-	1,068	-	-	-	-	1,068
Net loss		-	-	-	-	-	-	(20,996)	(20,996)
Other comprehensive loss net of tax		-	-	-	(2,858)	-	-	-	(2,858)
Total comprehensive loss									(23,854)

Balance at December 31, 2023		538,478,010	$702,950	$80,993	$35,233	$(17)	$1,083	$(696,958)	$123,284

Balance at January 1, 2024		538,478,010	$702,950	$80,993	$35,233	$(17)	$1,083	$(696,958)	$123,284
Shares returned to treasury and cancelled		(753,729)	(237)	-	-	-	-	237	-
Shares issued on exercise of options per option plan	6(d)	30,000	21	(9)	-	-	-	-	12
Shares issued on exercise of options not issued per option plan	6(c)	37,600	21	-	-	-	(10)	-	11
Share-based compensation	6(e)	-	-	27	-	-	-	-	27
Net loss		-	-	-	-	-	-	(36,149)	(36,149)
Other comprehensive income net of tax		-	-	-	10,012	-	-	-	10,012
Total comprehensive loss									(26,137)

Balance at December 31, 2024		537,791,881	$702,755	$81,011	$45,245	$(17)	$1,073	$(732,870)	$97,197

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2024, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are denoted "US$" and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and evaluating the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the year ended December 31, 2024, the group raised net cash proceeds of $13,826 (US$10,000) from the second tranche pursuant the royalty agreement (note 3) and received $23 from the exercise of share purchase options.

As of December 31, 2024, the Group had $16,142 (December 31, 2023 – $18,200) in cash and cash equivalents for its operating requirements. However, the Company has a working capital (current assets minus current liabilities) deficit of $21,365 (2023 – working capital of $899). Working capital is impacted by the recognition in current liabilities of the convertible notes liability and derivative on convertible notes (note 7). These Financial Statements have been prepared based on a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due. During the year ended December 31, 2024, the Group incurred a net loss of $36,149 (2023 – $20,996) and had a deficit of $732,870 as of December 31, 2024 (2023 – $696,958). The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including funding the Group’s challenge of the US Environmental Protection Agency ("EPA")’s final determination and the US Army Corps of Engineers ("USACE") 2024 record of decision (both discussed below). Additional financing will be required to progress any material expenditures relating to the permitting of the Pebble Project. Additional financing may include any of or a combination of debt, equity (subject to terms of the convertible notes (note7)), royalties and/or contributions from possible new Pebble Project participants. Under the terms of the November 2023 amendment to the royalty agreement, the royalty holder may, at its option, complete the remaining investment of US$36 million in US$12 million tranches by July 26, 2025. In return the royalty holder will receive an aggregate of 6% of the payable gold production and 18% of the aggregate silver production from the Pebble Project. There can be no assurances that the Group will be successful in receiving this additional investment or obtaining additional financing or funding when required. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As a result, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The Group, through the Pebble Limited Partnership ("Pebble Partnership”), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA") by filing documentation for a Clean Water Act ("CWA") 404 permit with the USACE in December 2017. The USACE published a draft Environmental Impact Statement ("EIS") in February 2019 and completed a 120-day public comment period thereon on July 2, 2019. In late July 2019, the EPA withdrew the determination initiated under Section 404(c) of the CWA in 2014 for the waters of Bristol Bay ("Proposed Determination"), which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA. On July 24, 2020, the USACE published the final EIS. On November 25, 2020, the USACE issued a record of decision ("2020 ROD") rejecting the Pebble Partnership’s permit application, finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest. The 2020 ROD rejected the compensatory mitigation plan as ‘non-compliant’ and determined the project would cause ‘significant degradation’ and was contrary to the public interest. Based on this finding, the USACE rejected the Pebble Partnership’s permit application under the CWA. On January 19, 2021, the Pebble Partnership submitted its request for appeal of the 2020 ROD with the USACE Pacific Ocean Division ("USACE POD") (the "RFA"). On February 24, 2021, the USACE POD notified the Pebble Partnership that the RFA was complete and met the criteria for appeal and assigned a review officer ("RO") to oversee the administrative appeal process at that time but subsequently assigned a new RO. The USACE POD also indicated that due to the complexity of issues and volume of materials associated with the Pebble Project case, the review would take additional time than what federal regulations suggest, which was that the appeal should conclude within 90 days, and no case extend beyond one year. In June 2021, the USACE POD completed the ‘administrative record’ for the appeal and provided a copy to the Pebble Partnership, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent, and efficient review. An appeal conference was held in July 2022. On April 25, 2023, the USACE POD issued its decision to remand the permit application denial to the USACE Alaska District (the "District") so the District can re-evaluate specific issues. As a result of the remand decision and in light of the EPA’s Final Determination (discussed below), the District was instructed to review the appeal decision and had 45 days to notify the parties how it plans to proceed. Six extensions were requested and granted. The District’s last extension was until the US Supreme Court acted on the State of Alaska’s bill of complaint challenging the EPA’s exercise of its CWA, Section 404(c) authority. On January 8, 2024, the US Supreme Court announced they would not hear the State’s complaint directly and it would have to go through the normal US federal court process. In April 2024, the District determined not to engage in the remand process. The District also issued a record of decision dated April 15, 2024, to deny the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the "defined areas for prohibition" and the "defined area for restriction" in the EPA’s Final Determination. The further denial was stated by the District to be without prejudice and not subject to administrative appeal on the basis that the EPA’s Final Determination is a controlling factor that cannot be changed by a District decision maker. The District’s further determination is not based on the merits of the many technical issues raised in the Company’s appeal and is viewed by the Company as prejudicial to the Company and the Pebble Partnership as the EPA’s Final Determination is based on, in part, the rationale utilized by the District in its 2020 ROD which was not sustained by the administrative appeal decision.

On October 29, 2021, the court granted the EPA’s motion for remand and vacated the EPA’s 2019 withdrawal of the Proposed Determination decision, thus reinstating the Proposed Determination. The court declined to impose a schedule on the EPA’s proceedings on remand. On May 25, 2022, the EPA announced that it intended to advance its pre-emptive veto of the Pebble Project and issued a revised Proposed Determination. Public comments on the revised Proposed Determination closed on September 6, 2022. The Pebble Partnership submitted extensive comments on the Revised Proposed Determination, objecting to the EPA’s pre-emptive veto of the Pebble Project and stating its concerns about legal and factual flaws therein. On January 30, 2023, the EPA issued a Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. This Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs the EPA’s authority under Section 404(c) to veto permit decisions. The Administrative Procedure Act ("APA"), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any "final agency action." The EPA’s administrative determination can be challenged by filing a lawsuit in US federal district court seeking reversal of that decision. On March 15, 2024, the Company announced that two separate actions had been filed in the US federal courts challenging the federal government’s actions to prevent it and the Pebble Partnership from building a mine at the Pebble Project. One action, filed in Federal District Court in Alaska, seeks to vacate the EPA’s Final Determination to veto a development at Pebble. The second action, filed in the US Court of Federal Claims in Washington, DC, claims the actions by the EPA constitute an unconstitutional "taking" of the Company’s and the Pebble Partnership’s property. On September 17, 2024 this "takings" action was stayed pending the outcome of the separate action to vacate the EPA’s Final Determination.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

On June 7, 2024, the Company and the Pebble Partnership filed a motion to add the District as a defendant to the action filed against the EPA, and to amend the complaint to claim that the USACE’s permit decision was arbitrary and capricious. The amended complaint claims that the District’s initial permit denial, which informed the EPA’s Final Determination, was flawed in ways that the District itself subsequently acknowledged, including (i) that the project might damage the Bristol Bay fishery when the District's scientific review set forth in the final EIS had found just the opposite, and (ii) that there was risk of a catastrophic failure of the tailings facility when the final EIS concluded the opposite, determining the probability was very remote. The Company and the Pebble Partnership claim that the District’s refusal to proceed with the remand process is contradictory and prejudicial to the Company and the Pebble Partnership as the EPA’s Final Determination is based on the District’s conclusions which are, in part, required to be the reviewed under the remand process. In August 2024, the US Federal District Court in Alaska granted the motion to modify the existing complaint against the EPA by adding the District as an additional defendant.

On February 17, 2025, the Company announced that it had consented to a motion from the EPA and USACE to hold the litigation in abeyance for 90 days for the new agency leadership to decide how to proceed.

The State of Alaska filed a "takings" action in the US Court of Federal Claims in Washington, DC, in March 2024. The State of Alaska filed an action in Federal District Court in Alaska seeking to vacate the EPA veto of a development at Pebble in April 2024. The former action has also been stayed pending the outcome of the latter.

In June 2024, Iliamna Natives Limited ("INL") and Alaska Peninsula Corporation ("APC") filed suit against the EPA for exceeding its authority with the veto action against the Pebble Project. Both INL and APC are Alaska Native Village corporations representing two of the communities closest to the Pebble Project.

The State’s action against the EPA’s veto and the INL/APC action have been consolidated by the court with the Company’s action, and those others are in abeyance alongside the Company’s action.

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s) that are effective for the Group’s reporting for the year ended December 31, 2024. These Financial Statements were authorized for issue by the Board of Directors on March 27, 2025.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and financial instruments carried at fair value. The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements unless otherwise stated.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary	Place of Incorporation	Principal Activity	Percent owned
3537137 Canada Inc. [1]	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% interest in the Pebble Partnership and 100% of Pebble Mines.	100% (indirect)
Pebble Limited Partnership ("Pebble Partnership")	Alaska, USA	Limited Partnership. Ownership and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp. ("Pebble Mines")	Delaware, USA	General Partner. Holds 0.1% interest in the Pebble Partnership.	100% (indirect)
Pebble West Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble East Claims Corporation [2]	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble Pipeline Corporation	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
Pebble Performance Dividend LLC	Alaska, USA	Holding Company. Subsidiary of the Pebble Partnership.	100% (indirect)
U5 Resources Inc.	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%
Cannon Point Resources Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
MGL Subco Ltd. ("MGL")	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
Delta Minerals Inc. ("Delta")	British Columbia, Canada	Not active. Wholly-owned subsidiary of MGL.	100% (indirect)
Imperial Gold Corporation ("Imperial Gold")	British Columbia, Canada	Not active. Wholly-owned subsidiary of Delta.	100% (indirect)
Yuma Gold Inc.	Nevada, USA	Not active. Wholly-owned subsidiary of Imperial Gold.	100% (indirect)

Notes:
1.	Holds a 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.

2.	Both entities together hold 1,840 claims comprising the Pebble Project.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of U5 Resources Inc., Pebble Services Inc., Pebble Mines Corp., the Pebble Partnership and its subsidiaries, and Yuma Gold Inc. is the US dollar and for all other entities within the Group, the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the factors for consideration identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The results and financial position of entities within the Group which have a functional currency that differs from that of the Group are translated into Canadian dollars as follows: (i) assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date; (ii) income and expenses for each income statement are translated at average exchange rates for the period; and (iii) the resulting exchange differences are included in the foreign currency translation reserve within equity.

(e)	Financial Instruments

On initial recognition, a financial asset is classified as measured at amortized cost; fair value through other comprehensive income ("FVTOCI") (debt / equity investment); or fair value through profit or loss ("FVTPL"). A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Classification of financial assets

Amortized cost

For a financial asset to be measured at amortized cost, it needs to meet both of the following conditions and not be designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets at amortized cost consist of restricted cash, amounts receivable, and cash and cash equivalents.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Fair value through other comprehensive income ("FVTOCI")

For a debt investment to be measured at FVTOCI, it needs to meet both of the following conditions and not be designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Equity instruments at FVTOCI

On initial recognition, the Group may irrevocably elect to present subsequent changes in the instrument’s fair value in other comprehensive income ("OCI") provided it is not held for trading.  This election is made on an investment-by-investment basis.

Fair Value through profit or loss ("FVTPL")

All financial assets not classified as measured at amortised cost or FVTOCI are measured at FVTPL.  This includes all derivative financial assets.  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting policies apply to the subsequent measurement of financial assets:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortised cost using the effective interest method.  The amortized cost is reduced by impairment losses (see below).  Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss.  Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVTOCI

These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI.  On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value.  Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.  Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Financial liabilities

Derivative financial liabilities:

The Group has a derivative financial liability which relates to the derivative on the US denominated convertible notes (note 7).

Derivative financial liabilities are stated at fair value, with any gains or losses on re-measurement after initial recognition recognized in the Statement of Comprehensive Loss.  Any attributable transactions costs are expensed as incurred.

Fair value is determined in the manner described in the policy note (i) below and further discussed in Note 7.

Non-derivative financial liabilities:

The Group has non-derivative financial liabilities which consist of trade and other payables and payables to related parties.

All financial liabilities that are not held for trading or designated as at FVTPL are recognized initially at fair value net of any directly attributable transaction costs.  After initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(f)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition.  Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.  Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount or when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

•	Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;
•	title to the asset is compromised;
•	adverse changes in the taxation and regulatory environment;
•	adverse changes in variations in commodity prices and markets; and
•	variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(g)	Mineral Property, Plant and Equipment

Mineral property, plant and equipment are carried at cost, less accumulated depreciation, and accumulated impairment losses.

The cost of mineral property, plant and equipment consists of the acquisition costs transferred from E&E assets, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, including costs to further delineate the ore body, development and construction costs, removal of overburden to initially expose the ore body, an initial estimate of the costs of dismantling, removing the item and restoring the site on which it is located and, if applicable, borrowing costs.

Mineral property acquisition and development costs are not currently depreciated as the Pebble Project is still in the development stage and no saleable minerals are being produced. Amounts received pursuant to the royalty arrangement (note 3), and which will be in set amounts, are recognized as sales of mineral property interests. No gain or loss is recognized until the consideration received is in excess of the carrying amount.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets such as through sales pursuant to the royalty arrangement as noted above.

The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the straight-line method at various rates ranging from 10% to 50% per annum.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized. Residual values and estimated useful lives are reviewed at least annually.

(h)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Group has not recorded any impairment charges in the years presented.

(i)	Convertible Notes

Convertible Notes issued by the Group represent a compound financial instrument that includes the host debt component and an equity conversion component, with the proceeds received allocated between the two components on the date of issue. The Group assesses whether the convertible component qualifies as equity or is considered a derivative liability. The debt liability component is initially recognized at the difference between the fair value of the convertible notes as a whole and the fair value of the derivative liability component, using a Binomial Option Pricing Model with formulae based on the Cox-Ross-Rubenstein approach. The debt liability component is subsequently remeasured at amortized cost, with the proportionate share of the transaction costs offset against the balance. The transaction costs allocated to the derivative liability component are recognized in the Statement of Comprehensive Loss on the initial recognition date. The debt liability component is subsequently accreted to the face value of the debt liability component of the convertible notes at the effective interest rate. The derivative liability component is re-measured at fair value at each reporting period using the model noted above, with consideration to the intrinsic value.  Fair value gains or losses are recognized in the Statement of Comprehensive Loss.

(j)	Leases

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Group recognizes the lease payments as an expense in loss on a straight-line basis over the term of the lease.

The Group recognizes a lease liability and a right-of-use asset ("ROU Asset") on the lease commencement date.

The lease liability is initially measured as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is the rate which the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise the following:
•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable by the Group under residual value guarantees;
•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the Group expects to exercise an option to terminate the lease.

The lease liability is subsequently measured by:
•	increasing the carrying amount to reflect interest on the lease liability;
•	reducing the carrying amount to reflect the lease payments made; and
•	remeasuring the carrying amount to reflect any reassessment or lease modifications.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The ROU Asset is initially measured at cost, which comprises the following:

•	the amount of the initial measurement of the lease liability;
•	any lease payments made at or before the commencement date, less any lease incentives received;
•	any initial direct costs incurred by the Group; and
•	an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.

The ROU Asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability.  It is depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term using either the straight-line or units-of-production method depending on which method more accurately reflects the expected pattern of consumption of the future economic benefits.

Each lease payment is allocated between the lease liability and finance cost.  The finance cost is charged to the Statement of Comprehensive Loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

On the balance sheet, the ROU Assets are presented in "Mineral property, plant and equipment" (note 3) and the lease liabilities are presented in "Trade and other payables" (note 9).

(k)	Share Capital, Special Warrants, Warrants and Subscriptions for Shares

Common shares ("shares"), special warrants, warrants and subscriptions received for shares are classified as equity. Transaction costs directly attributable to the issue of these instruments are recognized as a deduction from equity, net of any tax effects. Where units comprising of shares and warrants are issued the proceeds and any transaction costs are apportioned between the shares and warrants according to their relative fair values.

Upon conversion of special warrants and warrants into shares and the issue of shares for subscriptions received, the carrying amount, net of a pro rata share of the transaction costs, is transferred to share capital.

(l)	Insurance Recoveries

Insurance recoveries received from the Group’s insurance carriers are recognized when the proceeds have been received, including after the reporting period before the Financial Statements are authorized for issue. The proceeds are recorded as reduction in the costs incurred in the Statement of Comprehensive Loss.

(m)	Share-based Payment Transactions

(1) Equity-settled Share-based Option Plan

The Group recently operated a shareholder approved equity-settled share-based option plan for its employees and service providers. The last grant under the plan was on August 18, 2022 (see further discussion in Note 6(d)). The Group has the following accounting policy with respect to any grants previously issued. The fair value of share purchase options granted was recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity (the “Equity Reserve”), where an individual is classified as an employee if the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The fair value was measured on grant date for each tranche and was expensed on a straight-line basis over the vesting period, with a corresponding increase in the Equity Reserve. The fair value was measured using the Black-Scholes option pricing model, considering the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense would be adjusted to reflect the actual number of share purchase options that are expected to vest.

Equity-settled share-based payment transactions with non-employees were measured at the fair value of the goods or services received. However, if the fair value could not be estimated reliably, the share-based payment transaction was measured at the fair value of the equity instruments granted at the date the Group obtained the goods, or the counterparty renders the service.

(2) Deferred Share Unit ("DSU") Plan

The Group has a DSU plan for its non-executive directors (note 6(e)). The Group determines whether to account for DSUs as equity-settled or cash-settled based on who determines settlement and past practice. The fair value is recognized on grant date as an employee expense with a corresponding increase in the Equity Reserve if deemed equity-settled or a liability if deemed cash-settled.

The fair value is estimated by multiplying the number of DSUs with the TSX quoted market price of the Company’s shares on grant date and expensed over the vesting period as share-based compensation in the Statement of Comprehensive Loss until the DSUs are fully vested. If the DSUs are cash-settled, the expense and liability are adjusted each reporting period for changes in the TSX quoted market price of the Company’s shares.

(3) Restricted Share Unit (”RSU") Plan

The Group has a RSU plan for its employees, executive directors and eligible consultants of the Group. The Group determines whether to account for the RSUs as equity-settled or cash-settled based on who determines settlement and past practice. The fair value of RSUs is recognized as an employee expense with a corresponding increase in the Equity Reserve if deemed equity–settled or a liability if deemed cash-settled on grant date.

The fair value is estimated by multiplying the number of RSUs with the TSX quoted market price of the Company’s common shares on grant date. It is then expensed over the vesting period with the credit recognized in equity in the Equity Reserve. If cash-settled, the expense and liability are adjusted each reporting period for changes in the TSX quoted market price of the Company’s common shares.

No RSUs were granted or outstanding in the years presented. However, after the reporting period, the Group granted RSUs to executive directors and senior management (note 16).

(n)	Income Taxes

Income tax on the profit or loss for the years presented consists of current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regard to previous years.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(o)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on several factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight-line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is not significant. The Group has posted two bonds with the Alaskan regulatory authorities as performance guarantees for any potential reclamation liability incurred as a condition for: (i) the issue of the Miscellaneous Land Use Permit at the Pebble Project (note 5(b)), and (ii) the granting of a pipeline right-of-way (note 15(b)).

(p)	Loss per Share

The Group presents basic and diluted loss per share information for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares and any fully prepaid special warrants outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(q)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset, the Pebble Project, is in Alaska, USA (note 3).

(r)	Significant Accounting Estimates and Judgements

The preparation of these Financial Statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, if actual results differ from assumptions made, relate to, but are not limited to, the following:

1.

The Group used estimates in determining the fair value of the derivative on the convertible notes including subjective assumptions on expected price volatility. Changes in these assumptions can materially affect the fair value estimate. The valuation method (note 2(i)) and underlying assumptions used in the measurement of the derivative on convertible notes is disclosed in Note 7.

2.

The Group used the Black-Scholes option pricing model to calculate an estimate of the fair value of share purchase options granted in August 2022 and options which were granted in prior years.  The fair value calculated was used to determine share-based compensation that is included in the Statements of Comprehensive Loss for those years.  Inputs used in this model require subjective assumptions, including the expected price volatility from less than one year to five years.  Changes in the subjective input assumptions can affect the fair value estimate.

Critical accounting judgements

These include:

1.

The Group used judgement in concluding that no impairment indicators exist in relation to the Pebble Project, notwithstanding the receipt of the ROD denial of the permit by the USACE for the Pebble Project and the Final Determination issued by the EPA that prohibits the disposal of dredged or fill material for the Pebble Project, both of which may be considered an indicator under IFRS 6, Exploration for and Evaluation of Mineral Resources, for testing for impairment.  Key to the Group’s judgement conclusion include the following:

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

•	The Group submitted an administrative appeal with the USACE POD on the permit denial and the USACE POD has remanded the permit decision to the USACE Alaska District to re-evaluate specific issues. Although the District has declined to engage in the remand process, citing the EPA intervening veto of development at Pebble, this decision is without prejudice and not based on the merits of the many technical issues raised in the Group’s appeal. The Group also filed a motion to amend its complaint against the EPA to include the District as an additional defendant, which was granted ;

•	The Group has legal avenues to challenge the EPA’s Final Determination and has filed actions thereto (see note 1); and

•	The Company’s market capitalization on December 31, 2024, and on the date the Financial Statements were authorized for issuance, exceeded the carrying value of the Pebble Project and the Group’s net asset value.

2.

The Group used judgement that going concern is an appropriate basis for the preparation of the Financial Statements, as the Group considered existing financial resources in determining that such financial resources can meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

3.

The Group used judgement in assessing the appropriate accounting treatment for the transaction relating to a long-term royalty agreement linked to production at the Pebble Project (note 3). The Group considered the substance of the agreement to determine whether the Group has disposed of an interest in the reserves and resources of the Pebble Project. This assessment considered the stage of development of the Pebble Project, the legal rights the counterparty has in the event of bankruptcy, as well as what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the mine at the Pebble Project. The Group also determined that the proceeds received on each investment is a recovery of mineral property costs with no gain or loss being recorded.

4.

Pursuant to IAS 21, The Effects of Changes in Foreign Exchange Rates, in determining the functional currency of the parent and its subsidiaries, the Group used judgement in identifying the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which each entity operates.

5.

The Group used judgement in terms of accounting for leases in accordance with IFRS 16, Leases ("IFRS 16"). IFRS 16 applies a control model to the identification of leases and the determination of whether a contract contains a lease based on whether the customer has the right to control the use of an identified asset for a fixed period. In determining the appropriate term for a lease, the Group considered the right of either the lessee or lessor to terminate the lease without permission from the other party with no more than an insignificant penalty as well as whether the Group is reasonably certain to exercise the extension options on the contract.

6.

The Group used judgement in concluding that the convertible notes are hybrid financial instruments because of the embedded derivative liability that is the foreign exchange equity conversion i.e., the Group can issue a fixed number of the Company’s shares for a variable amount depending on the US$/C$ exchange rate.

(s)	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB.  The following was adopted by the Group on January 1, 2024:

•	IFRS 16, Sale and Leaseback Transactions: In September 2022, the IASB issued amendments to IFRS 16, Leases, which add requirements explaining how to account for a sale and leaseback after the date of the transaction. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. The adoption had no impact on the Financial Statements as the Group did not incur these transactions in the reporting period.

Page | 24

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

New and revised accounting standards issued but not yet effective:

•	In April 2024, the IASB issued amendments to IFRS 18, Presentation and Disclosure in Financial Statements. These amendments, effective for annual periods beginning on or after January 1, 2027, replace IAS 1, Presentation of Financial Statements, and introduce new requirements for the presentation and disclosure of information in financial statements. They aim to improve the consistency and comparability of financial reporting, particularly in the income statement, and introduce new requirements for management-defined performance measures. The Group is currently evaluating the impact of these amendments on its financial statements.

•	In May 2024, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures and IFRS 9, Classification and Measurement of Financial Instruments. These amendments, effective for annual periods beginning on or after January 1, 2026, address specific issues related to the derecognition of financial liabilities settled through an electronic payment system and the classification of financial assets with contractual cash flow characteristics. The Group is currently evaluating the impact of these amendments on its financial statements.

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2024	Mineral Property Interest[1]	Plant and Equipment[3]	Total
Cost
Beginning balance	$94,317	$2,249	$96,566
Disposal of mineral property interest [2]	(13,826)	-	(13,826)
Addition of right-of-use asset	-	52	52
Modification of lease term of right-of-use asset	-	305	305
Ending balance	80,491	2,606	83,097

Accumulated depreciation
Beginning balance	-	(2,096)	(2,096)
Depreciation charge for the period [4]	-	(162)	(162)
Ending balance	-	(2,258)	(2,258)

Foreign currency translation difference
Beginning balance	27,158	223	27,381
Movement for the period	9,867	39	9,906
Ending balance	37,025	262	37,287

Net carrying value – December 31, 2024	$117,516	$610	$118,126

Page | 25

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Year ended December 31, 2023	Mineral Property Interest [1]	Plant and Equipment [3]	Total
Cost
Beginning Balance	$97,078	$2,435	$99,513
Addition of right-of-use asset	-	16	16
Disposal of plant and equipment	-	(6)	(6)
Disposal of mineral property interest [2]	(2,761)	-	(2,761)
Derecognition of right-of-use asset	-	(196)	(196)
Ending balance	94,317	2,249	96,566

Accumulated depreciation
Beginning Balance	-	(2,129)	(2,129)
Depreciation charge for the period [4]	-	(164)	(164)
Derecognition on disposal of plant and equipment	-	6	6
Derecognition of right-of-use asset	-	191	191
Ending balance	-	(2,096)	(2,096)

Foreign currency translation difference
Beginning Balance	29,922	225	30,147
Movement from derecognition of right-of-use asset	-	(3)	(3)
Movement for the period	(2,764)	1	(2,763)
Ending balance	27,158	223	27,381

Net carrying value – December 31, 2023	$121,475	$376	$121,851

Notes to table:

1.	Mineral Property Interest

Comprises the Pebble Project, a contiguous block of 1,840 mineral claims covering approximately 274 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Disposal of Mineral Property Interest under Royalty Agreement

In July 2022, the Group entered into an agreement (the "Agreement") with an investor (the "Royalty Holder") to receive up to US$60 million until July 2024, in return for the right to receive a portion of the future gold and silver production from the Pebble Project for the life of the mine.

The Royalty Holder made the initial payment of US$12 million in exchange for the right to receive 2% of the payable gold production and 6% of the payable silver production from the Pebble Project, in each case after accounting for a notional payment by the Royalty Holder of US$1,500.00 per ounce of gold and US$10.00 per ounce of silver, respectively, for the life of the mine. If, in the future, spot prices exceed US$4,000.00 per ounce of gold or US$50.00 per ounce of silver, then the Group will share in 20% of the excess price for either metal. Additionally, the Group will retain a portion of the metal produced for recovery rates greater than 60% for gold and 65% for silver and so is incentivized to continually improve operations over the life of the mine.

In November 2023, the Group and the Royalty Holder amended the terms of the Agreement (the “Amendment").  Under the Amendment, the Royalty Holder received the right to fund the second US$12 million tranche in six equal installments of US$2 million each ("Additional Payment Instalment"), with the right to receive approximately 0.33% of the payable gold production and 1% of the payable silver production from the Pebble Project per Additional Payment Installment made (representing 1/6 of the aggregate royalty under the second tranche).  The Group received the first US$2 million on execution thereof.

Page | 26

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

On July 25, 2024, the Group received the remaining US$10,000 royalty payment under the second tranche of the Group’s Agreement and the Amendment.

As the Royalty Holder completed the funding of the second tranche (for a total of US$12,000) on or before July 26, 2024, the balance for the completion of the Agreement, payable in three US$12,000 tranches, has been extended until July 26, 2025, as agreed to under the Amendment.

Completion of the second tranche of US$12,000 increases the royalty holder’s right to an aggregate of 4% of the payable gold production and 12% of the aggregate silver production.

The Group has recorded the payments by the Royalty Holder as a recovery of mineral property costs as they represent a partial sale of mineral property interest.  The Agreement and the Amendment provides the Royalty Holder with rights akin to ownership of an undivided interest in the Pebble Project.  Accordingly, no gain or loss has been recognized.

3.	Plant and Equipment include Right-of-Use Assets (“ROU Assets”)

ROU Assets, which relate to the use of office space, office equipment and yard storage are included under plant and equipment.  The following comprises ROU Assets:

Year ended December 31, 2024	Land and Buildings	Equipment	Total
Cost
Beginning balance	$828	$48	$876
Addition	52	-	52
Modification of lease term	305	-	305
Ending balance	1,185	48	1,233

Accumulated depreciation
Beginning balance	(466)	(34)	(500)
Depreciation charge for the period [4]	(154)	(5)	(159)
Ending balance	(620)	(39)	(659)

Foreign currency translation difference
Beginning balance	(2)	(2)	(4)
Movement for the period	40	-	40
Ending balance	38	(2)	36

Net carrying value – December 31, 2024	$603	$7	$610

4.	Depreciation

For the year ended December 31, 2024, total depreciation was $162 (2023 – $164) of which ROU Asset depreciation was $159 (2023 – $151).  ROU Asset depreciation of $105 (2023 – $101) is included in general and administrative expenses (note 10(b)).  The remainder of the depreciation is included in exploration and evaluation expenses under site expenses.

Page | 27

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2024	2023
Sales tax receivable	$49	$63
Interest, refundable deposits, and other receivables [1]	103	595
Prepaid expenses [2]	1,756	2,250
Total	$1,908	$2,908

Notes to table:

1.

As of December 31, 2023, other receivables included a receivable of $532 from the Group’s insurance carrier for reimbursement of legal costs incurred on class actions and the Alaska Grand Jury investigation (note 15(a)).

2.	Includes prepaid insurance, which is amortized over the insurance term.

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

The Group’s cash and cash equivalents at December 31, 2024 and 2023, consisted of cash on hand and was invested in business and savings accounts.

(b)	Restricted Cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project.  The cash deposit will be released once any required reclamation work has been performed and assessed by the Alaskan regulatory authorities.  The cash is invested in a money market fund.  For the year ended December 31, 2024, the Group earned income of $36 (2023 – $40) which was re-invested.

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2024, and 2023, authorized share capital consisted of an unlimited number of common shares (“Shares”) with no par value, of which 537,791,881 (2023 – 538,478,010) Shares were issued and fully paid.

(b)	Financing

December 2023 Unit Private Placement

In December 2023, the Group completed a non-brokered private placement of 8,555,000 units in the capital of the Company (the ”Units") at a price of $0.40 per unit for gross proceeds of $3,422.  Each Unit consisted of one Share and one Share purchase warrant (a "Warrant"), which entitles the holder to purchase an additional Share at a price of $0.45 per Share until December 14, 2025.  At the Group’s election, the Warrants are subject to an accelerated expiry upon 30 calendar days’ notice from the Group in the event the Company’s Shares trade for 20 consecutive trading days at a volume weighted average price of at least $0.90 on either the TSX or the NYSE American.  No commission or finders’ fees were payable.  The Shares and Warrants are subject to resale restrictions under applicable securities laws in Canada and the United States.

Page | 28

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The Group incurred a total of $37 in issuance costs related to regulatory and legal fees.  The Group apportioned the gross proceeds and issuance costs between share capital and Warrants based on their relative fair values on date of issue; share capital at the TSX quoted market price for Shares on date of issue, Warrants estimated based on the Black Scholes option pricing model using the following inputs: exercise price - $0.45, valuation date share price – $0.41, expected volatility – 58.4%, risk free rate – 3.91%, expected term – 2 years, and dividend –nil%. Accordingly, net proceeds of $2,573 were allocated to share capital and $812 to Warrants.

(c)	Options not Issued under the Group’s Incentive Plan and Warrants

Continuity	Number of options[1]	Number of Warrants[2]	Weighted average exercise price ($/option)
Balance January 1, 2023	37,600	–	0.29
Issued	–	8,555,000	0.45
Balance December 31, 2023	37,600	8,555,000	0.45
Exercised	(37,600)	–	0.29
Balance December 31, 2024	–	8,555,000	0.45

Notes to the table:

1.	The options were issued in exchange for the outstanding options in Cannon Point Resources Ltd. on the acquisition of the company in October 2015.

2.	The Warrants were issued pursuant to the unit private placement in December 2023 (note 6(b)). They have a remaining life of 0.95 (2023 – 1.96) years as they expire on December 14, 2025.

(d)	Share Purchase Option Compensation Plan

At the Annual General Meeting held on June 27, 2024, the Group’s current share purchase option (the "2021 Rolling Option Plan") plan was not approved by shareholders for continuation for another three years.  As such no further share purchase options ("options") can be granted under the 2021 Rolling Option Plan.  The 2021 Rolling Option Plan allowed the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers, was based on the maximum number of eligible shares (including any issuances from the Group’s RSU and DSU plans ) equaling a rolling percentage of up to 8% of the Company’s outstanding Shares, calculated from time to time.  If any of the remaining outstanding options are exercised and the number of issued and outstanding shares of the Company increased, then issuances under the RSU and DSU plans can increase up to their individual plan limits.  The exercise price of each option was set by the Board of Directors at the time of grant but could not be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant; could only have a maximum term of five years and would typically terminate 90 days following the termination of the optionee’s employment or engagement.  In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement.  The vesting period for options was at the discretion of the Board of Directors at the time the options were granted.

Page | 29

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The following reconciles the issued and outstanding options for the years ended December 31, 2024 and 2023:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance January 1, 2023	27,693,500	0.98
Expired	(3,375,000)	0.80
Balance December 31, 2023	24,318,500	1.00
Exercised	(30,000)	0.41
Expired	(6,368,500)	0.99
Balance December 31, 2024	17,920,000	1.01

For the year ended December 31, 2024, the Group recognized $nil (2023 – $1,043) in share-based compensation ("SBC") for options in the Statement of Comprehensive Loss.

The following table summarizes information on outstanding options as at December 31, 2024 and 2023:

	2024			2023
Exercise price ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.41	11,224,000	11,224,000	2.63	11,254,000	11,254,000	3.63
0.99	–	-	–	6,368,500	6,368,500	0.74
2.01	6,696,000	6,696,000	0.55	6,696,000	6,696,000	1.55
Total	17,920,000	17,920,000		24,318,500	24,318,500

The weighted average contractual life for options outstanding, which are all exercisable, is 1.85 (2023 – 2.30) years per option.

(e)	Deferred Share Units ("DSUs")

The Group has a DSU plan approved by the Group’s shareholders, which allows the Board, at its discretion, to award DSUs to non-executive directors for services rendered to the Group and provides that non-executive directors may elect to receive up to 100% of their annual compensation in DSUs.  The aggregate number of DSUs outstanding pursuant to the DSU plan may not exceed 1% of the issued and outstanding shares from time to time provided the total does not result in the total shares issuable under all the Group’s share-based compensation plans (i.e. including the Group’s option and restricted share unit plans) exceeding 8% of the total number of issued outstanding shares.  DSUs are payable when the non-executive director ceases to be a director including in the event of death.  DSUs may be settled in shares issued from treasury, by the delivery to the former director of shares purchased by the Group in the open market, payment in cash, or any combination thereof, at the discretion of the Group.

Page | 30

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The following reconciles DSUs outstanding for the years ended December 31, 2024, and 2023:

Continuity of DSUs	Number of DSUs	Weighted average fair value ($/DSU)
Balance December 31, 2022	539,286	0.65
Granted	74,683	0.34
Redeemed	(143,622)	0.69
Balance December 31, 2023	470,347	0.59
Granted	66,049	0.41
Balance December 31, 2024	536,396	0.57

For the year ended December 31, 2024, the Group recognized SBC of $27 (2023 – $25) for DSU grants in the Statement of Comprehensive Loss, based on the aggregate market value of Shares on grant date, with a corresponding increase in the equity-settled share payment reserve in equity.

(f)	Foreign Currency Translation Reserve

Continuity
Balance December 31, 2022	$38,091
Loss on translation of foreign subsidiaries	(2,858)
Balance December 31, 2023	35,233
Gain on translation of foreign subsidiaries	10,012
Balance December 31, 2024	$45,245

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency into the Group’s presentation currency, the Canadian dollar.

7.	CONVERTIBLE NOTES LIABILITY AND DERIVATIVE ON CONVERTIBLE NOTES

In December 2023, pursuant to an investment agreement, an investor, Kopernik Global Investors, LLC, on behalf of its clients (collectively the "Investor"), purchased convertible notes having an aggregate principal amount of US$15 million (the “Notes").  The Notes have a term of 10 years from the date of issuance of December 18, 2023, and bear interest at a rate of 2.0% per annum, payable in cash semi-annually in arrears on December 31 and June 30 of each year.  The first two payments were made on June 30, 2024, and December 31, 2024.  The principal amount of the Notes is convertible at any time at the option of the Investor at a per share conversion price of US$0.3557 (the "Conversion Price"), subject to adjustment in certain circumstances (i.e., including a change of control).  If the Group proceeds with an equity financing in the future, the terms of the Notes require that the Group redeem the Notes at 150% of the principal amount of the Notes, in cash or convert at the Conversion Price (the "financing redemption option"), at the election of the Investor, and pay any accrued but unpaid interest in cash. This financing is subject to customary exclusions for non-financing issuances of the Company’s equity securities. In addition, the Notes include change of control provisions under which (i) the Investor may elect to convert the Notes concurrent with a change of control transaction at the lower of the fixed Conversion Price and the price per common share implied by the change of control transaction, and (ii) if the Investor does not elect to convert, the Group will be required to offer to repurchase the Notes at 101% of the principal amount ( the "CoC option"), plus accrued but unpaid interest.

As the amount of the Notes to be settled is a fixed US Dollar amount which when converted back to the Group’s functional currency results in a variable amount of cash (i.e., a variable carrying amount for the financial liability resulting from changes in the USD/CAD exchange rate), the fixed-for-fixed criterion for equity classification is not met.  The conversion option, financing redemption option and the CoC option are derivative liabilities, with their value dependent on the USD/CAD exchange rate and so are embedded derivatives.  The Notes as a result include a debt host, which is accounted for at amortised cost, and the embedded derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the Statement of Comprehensive Loss.

Page | 31

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Transaction costs of $196 were incurred on the issue of the Notes of which $22 was allocated to the debt host with the balance recorded in the Statement of Comprehensive Loss.

As the conversion feature may be exercised by the Investor at any time, the Group does not have the right to defer its settlement for at least twelve months.  Accordingly, the convertible notes liability and derivative on convertible notes are classified as current liabilities in the Statement of Financial Position.

Convertible notes liability

The debt host has been accounted for at amortised cost with a 30.1% effective interest rate.  The following reconcile movements for the years ended December 31, 2024 and 2023:

Continuity	2024	2023
Beginning balance	$2,197	$-
Recognition on issue date	-	2,234
Transaction costs	-	(22)
Interest accretion	758	26
Interest paid and payable	(411)	(15)
Exchange difference	206	(26)
Ending balance	$2,750	$2,197

Derivative on convertible notes

The following reconcile movements for the years ended December 31, 2024 and 2023:

Continuity	2024	2023
Beginning balance	$16,687	$-
Recognition on issue date	-	17,866
Loss (gain) on change in fair value	18,618	(1,179)
Ending balance	$35,305	$16,687

The fair value of the conversion option was estimated using the Binomial Option Pricing Model with formulae based on the Cox-Ross-Rubenstein approach, with consideration to the intrinsic value, with the following inputs and assumptions on December 31, 2024 and 2023:

Input/Assumption	2024	2023
Share price on valuation date	US$0.582	US$0.32
Volatility	95.3360%	95.4459%
Strike price on conversion	US$0.3557	US$0.3557
Time to expiration	3,274 days	3,640 days
Risk free interest rate	4.447%	5.153%
Dividend Yield	Nil%	Nil%

The estimated fair value for the conversion option under the model was US$24,543 ($35,305) on December 31, 2024 (2023 – US$12,048 ($15,960)).

Page | 32

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

For the financing redemption and CoC options, the Group estimated the discounted cash flow ("DCF") value of the options assuming the events that trigger these options occur mid-point between the Notes issuance and maturity.  The Group has estimated a 10% probability for the occurrence of each of the financing redemption and the CoC options with an 80% probability of conversion at the Conversion Price.

At December 31, 2024, the Group determined from the DCF analysis that there was no additional value provided by the redemption and CoC options over and above the conversion option.  The estimated fair value of the conversion option, which was deep in the money, was determined using intrinsic value and was estimated at US$24,543 ($35,305).  At December 31, 2023, the Group determined from the DCF analysis that the redemption and CoC options provided additional value over and above the conversion option which was not in the money. Accordingly, the embedded derivative was estimated at a higher value of US$12,597 ($16,687) as compared to the value of the conversion option of US$12,048 ($15,960).

The Group has recorded a loss in the change in fair value of $18,618 (2023 – gain of $1,179) for the embedded derivative.

The valuation of the embedded derivative is sensitive to changes in the Company’s share price.  If the share price is reduced/increased by 10%, the fair value of the embedded derivative reduces/increases by approximately 10%.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties are as follows:

	December 31	December 31
Receivable from related party	2024	2023
Hunter Dickinson Services Inc. ("HDSI") (b)	$-	$17
Total	$-	$17

	December 31	December 31
Payables to related parties	2024	2023
Key management personnel (a)	$48	$34
HDSI (b)	219	253
Total	$267	$287

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation.  Details between the Group and other related parties are disclosed below.

Page | 33

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, which are the Group’s directors that includes the Chief Executive Officer ("CEO") and senior management: the Chief Financial Officer ("CFO"), Company Secretary and General Counsel, Executive Vice President ("EVP"), Environment and Sustainability, EVP, Corporate Development, Vice President ("VP"), Investor Relations, VP, Engineering, and the Pebble Partnership’s CEO, VP, Public Affairs and Senior Permitting Advisor, was as follows for the years ended December 31, 2024 and 2023:

Transaction	2024	2023
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$1,949	$2,441
Amounts paid and payable to KMP [2]	2,020	1,768
	3,969	4,209
Share-based compensation [3]	27	661
Total compensation	$3,996	$4,870

Notes to table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through HDSI (refer (b) below).

2.

Represents short-term employee benefits, including cash director’s fees paid to the Group’s independent directors, and salaries paid and payable to the Pebble Partnership’s CEO, VP, Public Affairs and Senior Permitting Advisor.

3.	SBC relates to options issued and/or vesting and DSUs granted during the respective periods (notes 6(d)-(e)).

(b)	Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement.  The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services.  HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost.  Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the years ended December 31, 2024, and 2023, transactions with HDSI were as follows:

Transactions	2024	2023
Services rendered by HDSI:
Technical [1]
Engineering	$187	$363
Environmental	60	321
Other technical services	38	125
	285	809
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	2,530	2,450
Shareholder communication	596	695
	3,126	3,145

Total for services rendered	3,411	3,954

Reimbursement of third-party expenses
Conferences and travel	221	246
Insurance	74	87
Office supplies and information technology [2]	557	575
Total reimbursed	852	908

Total	$4,263	$4,862

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Notes to table:

1.	Included in exploration and evaluation expenses.

2.

Includes payments made for the use of offices and shared space of $173 (2023 – $166). The Company signed an office use agreement effective May 1, 2021, for a five-year term ending April 29, 2026. As of December 31, 2024, the remaining undiscounted commitment was $140 (note 15(d)).

Pursuant to the management services agreement between HDSI and the Company, following a change of control, the Company is subject to termination payments if the management services agreement is terminated.  The Company will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

9.	TRADE AND OTHER PAYABLES

	December 31	December 31
Current liabilities	2024	2023
Falling due within the year
Trade	$917	$929
Lease liabilities [1]	176	126
Total	$1,093	$1,055

	December 31	December 31
Non-current liabilities	2024	2023
Lease liabilities [1]	$548	$338
Total	$548	$338

Notes to tables:

1.

Lease liabilities relate to leases of offices, office equipment and for yard storage, which have remaining lease terms of 15 to 65 months and interest rates of 9.5% – 14% over the term of the leases. During the year ended December 31, 2024, the Group recognized interest expense on lease liabilities of $65 (2023 – $55).

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The following summarizes lease liabilities for the reporting periods indicated:

	December 31	December 31
Lease liabilities	2024	2023
Beginning balance	$464	$613
Interest expense	65	55
Lease payments	(211)	(208)
Lease recognition	52	16
Modification of lease term	305	-
Foreign currency translation difference	49	(12)
Ending balance	724	464

Current portion	176	126
Non-current portion	548	338
Total	$724	$464

The following table provides the schedule of undiscounted lease liabilities as of December 31, 2024:

Period payable	Total
Less than one year	$248
One to three years	425
Three to five years	189
Later than 5 years	37
Total undiscounted lease liabilities	$899

The Group had no short-term lease commitments of less than a year as of January 1, 2024.  During the year ended December 31, 2024, the Group incurred $nil (2023 – $nil) in short-term lease commitments and expensed $nil (2023 - $55).

10.	EXPLORATION AND EVALUATION, GENERAL AND ADMINISTRATIVE, LEGAL ACCOUNTING AND AUDIT EXPENSES

(a)	Exploration and Evaluation Expenses ("E&E")

For the years ended December 31, 2024, and 2023, E&E consisted of the following:

E&E	2024	2023
Engineering	$1,114	$2,140
Environmental	437	974
Property fees	1,278	1,252
Site activities	977	937
Socio-economic	1,634	2,386
Transportation	162	(71)
Other activities and travel	48	111
Total	$5,650	$7,729

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(b)	General and Administrative Expenses ("G&A")

For the years ended December 31, 2024, and 2023, G&A consisted of the following:

G&A	2024	2023
Conference and travel	$522	$477
Consulting	743	855
Depreciation of right-of-use assets	105	101
Insurance	2,569	3,227
Office costs, including information technology	761	765
Management and administration	3,278	3,172
Shareholder communication	983	1,229
Trust and filing	231	335
Total	$9,192	$10,161

(c)	Legal, Accounting and Audit Expenses

For the years ended December 31, 2024, and 2023, the following table provides further details:

	2024	2023
Legal	$3,362	$6,459
Insurance cost recoveries	(313)	(3,617)
Accounting	145	130
Audit and reviews	275	417
Total	$3,469	$3,389

11.	EMPLOYMENT COSTS

For the years ended December 31, 2024 and 2023, the Group recorded the following:

	2024	2023
Exploration and evaluation
Salaries and benefits	$1,486	$1,701
Amounts paid for services by HDSI personnel (note 8(b))	285	809
	1,771	2,510
General and administrative
Salaries and benefits	1,386	1,439
Amounts paid for services by HDSI personnel (note 8(b))	2,451	2,544
	3,837	3,983

Share-based payments	27	1,068
	$5,635	$7,561

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

12.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the years ended December 31, 2024 and 2023 was based on the following:

	2024	2023
Loss attributable to shareholders	$36,149	$20,996
Weighted average number of shares outstanding (000s)	537,851	530,272

For the years ended December 31, 2024, and 2023, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2024 –17,920,000, 2023 – 24,318,500), non-employee share purchase options (2024 – nil, 2023 – 37,600), warrants (2024– 8,555,000, 2023 – nil) and DSUs (2024 – 536,396, 2023 – 455,703), as they are anti-dilutive.

13.	INCOME TAX

	Year ended December 31
Reconciliation of effective tax rate	2024	2023

Net loss	$(36,149)	$(20,996)
Total income tax expense (recovery)	65	(110)
Loss excluding income tax	(36,084)	(21,106)
Income tax recovery using the Company's domestic tax rate	(9,743)	(5,699)
Non-deductible expenses and other	61	318
Change in tax rates	-	-
Deferred income tax assets not recognized	9,617	5,491
	$(65)	$110

The Company's domestic tax rate for the year was 27% (2023 – 27%).

	Year ended December 31
Deferred income tax assets (liabilities)	2024	2023

Tax losses	$1,908	$2,262
Net deferred income tax assets	1,908	2,262
Resource property/investment in Pebble Partnership	(1,908)	(2,262)
Net deferred income tax liability	$-	$-

The Group had the following temporary differences on December 31, 2024, in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$-	$-	$-
One to five years	-	-	426
After five years	356,378	-	-
No expiry date	40,632	94,444	190
Total	$397,010	$94,444	$616

Page | 38

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The Group has net operating tax losses in the US totaling $40.6 million that can be only utilized to a maximum of 80% of taxable income.

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches of $6.7 million (2023 – $8.0 million) which has not been recognized because the Group controls the reversal of liabilities, and it is expected it will not reverse in the foreseeable future.

14.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument-related risks.  The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.  The type of risk exposure and the way in which such exposure is managed is as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations.  The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable.  The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required.  Amounts receivable in the table below exclude receivable balances with government agencies (note 4).  The Group’s maximum exposure was as follows:

	December 31	December 31
Exposure	2024	2023
Interest, refundable deposits, and other receivables	$103	$595
Restricted cash	984	872
Cash and cash equivalents	16,142	18,200
Total exposure	$17,229	$19,667

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due.  The Group ensures, as far as reasonably possible, it will have sufficient capital to meet short-to-medium-term business requirements, after considering cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable.  The Group, however, has stated in Note 1 that there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern as there is no certainty that funds can be raised when needed, even though it has been successful in the past.  The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 9), payables to related parties (note 8), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date.  The convertible notes are convertible into common shares at a fixed conversion price at any time at the option of the Investor until December 18, 2033 (note 7).  The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(c)	Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars.  The operating results and financial position of the Group are reported in Canadian dollars in these Financial Statements.  As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity.  The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	December 31	December 31
	2024	2023
Financial assets:
Amounts receivable	$178	$676
Cash and cash equivalents and restricted cash	16,094	18,069
	16,272	18,745
Financial liabilities:
Non-current trade payables	(548)	(338)
Convertible notes liability and derivative on convertible notes	(38,055)	(18,884)
Current trade and other payables	(915)	(724)
Payables to related parties	(222)	(134)
	(39,740)	(20,080)
Net financial liabilities exposed to foreign currency risk	$(23,468)	$(1,335)

Based on the above net exposures and assuming all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would at the reported period result in a gain or loss of $2,347 (2023 – $133).  This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents.  The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments to maintain liquidity, while achieving a satisfactory return for shareholders.  Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming all other variables remain constant; a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $172 (2023 – $82).

(e)	Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business.  The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit.  There were no changes in the Group's approach to capital management during the period.  The Group is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

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Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

The Group has categorized the fair value measurement of the derivative on the convertible notes within Level 2 of the hierarchy as it is exposed to market risk; it employs the quoted market price of the Company’s shares, and foreign exchange rates.

15.	COMMITMENTS AND CONTINGENCIES

(a)	Legal Proceedings

US Class Action Litigation following the USACE’s Record of Decision

Following the final settlement hearing, on January 26, 2024, the Court granted final approval of the settlement agreement.  On July 31, 2024, the Court granted plaintiffs’ motion for approval for distribution of the settlement funds and ordered the plaintiffs to dismiss the case or submit proposed next steps by September 30, 2024.  On September 30, 2024, following a shareholder letter to the Court raising issue with her failure to receive a distribution from the settlement fund due to her de minimis amount as calculated pursuant to the settlement agreement, at the Court’s direction, plaintiffs filed a status letter explaining the shareholder’s lack of entitlement to any funds.  The parties currently await a response from the Court.

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and Tom Collier, its former CEO, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation.  The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter.  There has not been any recent activity relating to this matter.

The Company also self-reported this matter to the US Securities and Exchange Commission ("SEC") and responded to a related inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office.  On August 3, 2023, the SEC notified the Company that the SEC had terminated its investigation, which did not result in an enforcement action.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including the Pebble Partnership’s former CEO, in respect to the legal proceedings described above.  These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company and may also be subject to contractual limitations.

(b)	Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation.  The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(c)	Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

Page | 41

Northern Dynasty Minerals Ltd.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, and 2023

(Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(d)	Office Use Commitment

The Company has an office use agreement with HDSI ending April 29, 2026 (note 8(b)).  The commitment is a flow through cost at market rates.  On December 31, 2024, the remaining undiscounted commitment was $140, and is summarized as follows:

Total
Less than one year	$105
One to three years	35
Total	$140

(e)	Contingent Legal Fees Payable

The Group has legal fees totaling US$635 payable to certain legal counsel on completion of a transaction that secures a partner for the Pebble Partnership.

16.	EVENTS AFTER THE REPORTING PERIOD

Subsequent to the reporting period, the Group:

•	Received proceeds of $329 on the exercise of 664,700 options at an exercise price of $0.41 per option (note 6(d)) and 125,000 Warrants at an exercise price of $0.45 per Warrant (note 6(c)); and

•	Granted 8,944 DSUs with a fair value of $8 on date of grant (note 6(e)); and

•	Granted 1,170,000 RSUs with a fair value of $1,147 on date of grant (note 2(m)(3)).

Page | 42